EXHIBIT 99.3

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Thompson Creek Metals Company Inc. have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted for 2008.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems. The Board’s review is accomplished principally through the Audit Committee, which is comprised of non-executive directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of that annual audit and to review the financial statements and the related internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Management’s Report on Internal Control over Financial Reporting

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, the Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Corporation’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109, management has conducted an evaluation of the Corporation’s internal control over financial reporting. The evaluation is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation's annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in the Corporation’s internal control over financial reporting.

As at December 31, 2008 the Corporation did not maintain effective control over the period end financial reporting process. Specifically, the Corporation did not perform a timely and rigorous review over the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes. This control deficiency resulted in a material audit adjustment to goodwill and related disclosures in the

Corporation’s consolidated financial statements for the year ended December 31, 2008. Unless remediated, this control deficiency could result in a material misstatement to goodwill and the US GAAP reconciliation note disclosure that would result in a material misstatement of the Corporation’s consolidated financial statements that would not be prevented or detected.

Because of the material weakness, management has concluded that the Corporation's internal control over financial reporting was not effective as at December 31, 2008.

The effectiveness of our internal controls over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, who have expressed their opinion in their report included with our annual consolidated financial statements.

(signed) Kevin Loughrey	(signed) Pamela Saxton

Kevin Loughrey	Pamela L. Saxton
Chairman and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer

March 19, 2009

Independent Auditors’ Report

To the Shareholders of Thompson Creek Metals Company Inc.,

We have completed an integrated audit of Thompson Creek Metals Company Inc.’s 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Thompson Creek Metals Company Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of income, shareholder’s equity, comprehensive income, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Thompson Creek Metals Company Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109, management has conducted an evaluation of the Corporation’s internal control over financial reporting. The evaluation is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2008 a material weakness in the period end financial reporting process was identified, specifically in the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes, as described in the accompanying Management’s Report on Internal Control over Financial Reporting

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 19, 2009

4

THOMPSON CREEK METALS COMPANY INC.

Consolidated Balance Sheets

December 31,

(US dollars in millions)

	Note	2008	2007
Assets
Current assets
Cash and cash equivalents		$258.0	$113.7
Accounts receivable	8	55.0	84.1
Product inventory	5	57.1	131.3
Material and supplies inventory		36.2	32.9
Prepaid expense and other current assets		6.3	4.6
Income and mining taxes recoverable	18	1.4	13.4
		414.0	380.0
Other assets	8	3.0	2.4
Restricted cash	10	14.2	10.0
Reclamation deposits	11	26.9	26.8
Property, plant and equipment	6	594.1	566.8
Goodwill	4, 7	47.0	123.7
		$1,099.2	$1,109.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$36.5	$60.4
Acquisition cost payable	4	–	100.0
Income and mining taxes payable	18	7.5	–
Current portion of long-term debt	9	5.6	67.2
Future income and mining taxes	18	8.1	6.4
		57.7	234.0
Long-term debt	9	11.7	170.2
Other liabilities	8, 10	21.8	30.0
Asset retirement obligations	11	23.3	26.4
Future income and mining taxes	18	167.2	161.5
		281.7	622.1
Shareholders' Equity
Common shares	13	484.1	268.1
Common share warrants	13	35.0	35.0
Contributed surplus		40.4	26.5
Retained earnings		304.3	129.8
Accumulated other comprehensive (loss) income		(46.3)	28.2
		817.5	487.6
		$1,099.2	$1,109.7
Commitments and contingencies	15
Subsequent events	26

Approved on behalf of the Board:
(signed)		(signed)
Kevin Loughrey		Denis Arsenault
Director		Director

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Income

Years Ended December, 31

(US dollars in millions)

	Note	2008	2007
Revenues
Molybdenum sales		$992.2	$891.1
Tolling and calcining		19.2	23.3
		1,011.4	914.4
Cost of sales
Operating expenses		524.2	554.5
Selling and marketing		10.1	9.0
Depreciation, depletion and amortization		45.2	48.2
Accretion		1.7	1.7
		581.2	613.4
Income from mining and processing		430.2	301.0
Other (income) expenses
Goodwill impairment		68.2	–
General and administrative		24.4	15.9
Stock-based compensation	14	15.6	16.3
Exploration and development	16	7.9	4.6
(Gain) loss on foreign exchange		(24.0)	4.3
Interest and finance fees	9	15.1	42.4
Interest income		(2.4)	(7.8)
Other	17	2.1	(3.0)
		106.9	72.7
Income before income and mining taxes		323.3	228.3
Income and mining taxes
Current	18	112.7	103.1
Future	18	27.4	(32.1)
		140.1	71.0
Net income		$183.2	$157.3
Net income per share	19
Basic		$1.53	$1.43
Diluted		$1.39	$1.24

Consolidated Statements of Comprehensive Income

Years ended December 31,

(US dollars in thousands)

	2008	2007
Net income	$183.2	$157.3
Foreign currency translation adjustments	(74.5)	37.8
Comprehensive income	$108.7	$195.1

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Cash Flows

Years ended December 31,

(US dollars in millions)

	Note	2008	2007
Operating Activities
Net income		$183.2	$157.3
Items not affecting cash:
Goodwill impairment		68.2	–
Depreciation, depletion and amortization		45.2	48.2
Accretion		1.7	1.7
Accretion of finance fees		5.4	7.8
Stock-based compensation		15.6	16.3
Future income and mining taxes (recoverable)		27.4	(32.1)
Unrealized (gain) loss on derivative instruments		(13.1)	4.8
Gain on sales contracts		(2.3)	–
Change in non-cash working capital	21	86.3	(21.5)
Cash generated by operating activities		417.6	182.5
Investing Activities
Property, plant and equipment		(101.3)	(14.6)
Deferred stripping costs		(28.6)	(34.2)
Acquisition cost		(100.0)	–
Restricted cash		(4.2)	(1.6)
Reclamation deposit		(1.0)	(2.8)
Cash used in investing activities		(235.1)	(53.2)
Financing Activities
Proceeds from issuance of common shares, net of issue costs		223.9	50.8
Repurchase of common shares		(19.2)	–
Repayment of long-term debt		(262.1)	(168.2)
Proceeds from issuance of long-term debt		36.5	–
Cash used in financing activities		(20.9)	(117.4)
Effect of exchange rate changes on cash		(17.3)	3.7
Increase in cash and cash equivalents		144.3	15.6
Cash and cash equivalents, beginning of year		113.7	98.1
Cash and cash equivalents, end of year		$258.0	$113.7

Supplementary cash flow information	21

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Shareholders’ Equity

Years ended December 31,

(US dollars in millions)

	2008	2007
Common Shares

Balance, beginning of year	$268.1	$210.9
Proceeds from equity issue	230.3	31.9
Repurchases of shares	(10.6)	–
Proceeds from exercise of stock options	5.8	15.3
Transferred from contributed surplus on exercise of options	2.7	6.9
Proceeds from exercise of warrants	–	3.6
Transferred from warrants on exercise of warrants	–	0.4
Issue costs	(12.2)	(0.9)
Balance, end of year	$484.1	$268.1

Common Share Warrants
Balance, beginning of year	$35.0	$35.4
Transferred to common shares on exercise of warrants	–	(0.4)
Balance, end of year	$35.0	$35.0

Contributed Surplus
Balance, beginning of year	$26.5	$15.0
Fair value of employee stock options	15.6	16.3
Transferred to common shares on exercise of options	(2.7)	(6.9)
Stock-based compensation tax adjustment	0.9	2.1
Repurchase of shares	0.1	–
Balance, end of year	$40.4	$26.5

Retained Earnings (Deficit)
Balance, beginning of year	$129.7	$(27.5)
Share repurchase in excess of carrying amount	(8.6)	–
Net income	183.2	157.3
Balance, end of year	$304.3	$129.8

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of year	$28.2	$(9.6)
Foreign currency translation adjustments	(74.5)	37.8
Balance, end of year	$(46.3)	$28.2
Shareholders’ Equity, end of year	$817.5	$487.6

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

1.	Description of Business

Thompson Creek Metals Company Inc. is a Canadian molybdenum mining corporation with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The US operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania, as well as all roasting and sales of third party purchased material. The Canadian operations consist of a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation has two high-grade underground molybdenum development projects, the 100% owned Davidson molybdenum property (“Davidson Project”), located in British Columbia, and an option to acquire up to 75% of the Mount Emmons molybdenum property, located in Colorado.

2.	Significant Accounting Policies
a)	Basis of Preparation

The accompanying consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”). All financial figures are presented in US dollars unless otherwise stated. Material measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”) are described in Note 25.

b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:

Thompson Creek Metals Company USA
Langeloth Metallurgical Company LLC
Thompson Creek Mining Co.
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
Mt. Emmons Moly Company

These consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine.

All intercompany accounts and transactions have been eliminated on consolidation.

c)	Currency Translation

The measurement currency of the Corporation and its US operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at exchange rates in effect at the balance sheet date with resulting gains or losses being reported in other income or expense in the computation of net income. Other non-monetary assets and liabilities are translated at historic rates. Revenues, expenses and cash flows completed in foreign currencies are translated into US dollars at average exchange rates, except for depreciation, depletion and amortization which is recorded at historical rates.

The Corporation’s interest in the Endako Mine is accounted for as a self-sustaining operation. The Endako Mine’s measurement currency is the Canadian dollar. The Endako Mine’s assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenditures are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in the consolidated statements as other comprehensive income.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

d)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. As the estimation process is inherently uncertain, actual future outcomes could differ from current estimates and assumptions, potentially having material effects on future financial statements.

e)	Cash and Cash Equivalents

Cash is comprised of cash deposits held at banks. Cash equivalents are financial instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days. Cash equivalents are considered financial instruments and have been designated as “available for sale” and have been recorded at fair value.

f)	Accounts Receivable

Accounts receivable are carried at the lower of amortized cost or net realizable value. Accounts receivable are written off as they are determined to be uncollectible.

g)	Inventories

Product inventories are carried at the lower of cost or net realizable value. Cost is comprised of production costs for ore produced and processed from the Corporation’s mines and amounts paid for molybdenum concentrate purchased from third parties. Production costs include the costs of materials, costs of processing and roasting, direct labor, stock-based compensation, mine site and processing facility overhead costs and depreciation, depletion and amortization. Stripping costs are included in the cost of inventory produced unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. The Corporation uses the first-in, first-out cost method for production and sales of product inventory.

Materials and supplies inventories are carried at the lower of cost or net realizable value.

h)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Fixed plant and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Facilities, mobile and other equipment are depreciated on either a declining-balance basis or a straight-line basis over the shorter of their estimated useful life and the life of the mine. Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of the asset or result in an operating improvement. In these instances, the repairs related to the betterment are capitalized as part of plant and equipment and amortized over the period benefited by the repair.

The Corporation capitalizes the costs to acquire mineral properties. On acquisition of a mineral property, the Corporation estimates the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and records these amounts as assets at the date of acquisition. Mineral properties in production are amortized over the life of the mine using the units-of-production method based on recoverable pounds to be mined from estimated proven and probable mineral reserves. The cost assigned to value beyond proven and probable mineral reserves is not amortized. However, as new information is gained or economics change, mineral reserves may be converted into proven and probable mineral reserves at which time the capitalized costs associated with mineral reserves are reclassified as costs subject to amortization.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

Exploration costs are expensed as incurred. When it is determined that a mineral property can be economically developed and proven and probable mineral reserves have been established, costs incurred to develop the property are capitalized as incurred until the assets are brought into operational use. Prior to the initial establishment of proven and probable mineral reserves, development costs are expensed as incurred.

Expenditures incurred for stripping activity that is considered to represent a betterment to a mineral property are capitalized and amortized over the mineral reserves that directly benefit from the specific stripping activity. Betterment occurs when the stripping activity increases future output of the mine by providing additional sources of mineral reserves.

The Corporation reviews and evaluates the carrying value of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may be impaired. These tests compare expected undiscounted future cash flows from these assets to their carrying value. When indicators of impairment are determined to exist, carrying values are written down to their estimated fair values.

Management estimates of mineral prices, recoverable reserves, and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow to be generated from the Corporation’s projects.

i)	Reclamation Deposits

The Corporation maintains cash deposits that are restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Corporation has purchased for the Thompson Creek Mine. For the Endako Mine, the Corporation has placed cash on deposit to fund future reclamation costs anticipated under a reclamation plan approved by the Province of British Columbia. The Corporation has also placed cash on deposit for the Davidson Project. Reclamation deposits are designated as available-for-sale, are recorded at fair value, and are classified as a non-current asset.

j)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and assigned to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the carrying value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Corporation evaluates the carrying amount of goodwill for impairment on an annual basis or when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying value of a reporting unit exceeds its fair value, then the Corporation compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged against earnings. Assumptions underlying fair value estimates are subject to significant risk and uncertainties.

In evaluating goodwill for impairment, estimates of after-tax discounted future cash flows of the individual mining operations are used to perform the test for impairment. The estimated cash flows used to assess recoverability of the Corporation’s goodwill are derived from current life-of-mine plans developed using near-term price forecasts reflective of the current price environment and management’s projections for long-term average metal prices and operating costs.

At December 31, 2008, the Corporation evaluated its goodwill for impairment, which resulted in the recognition of a goodwill impairment charge of $68.2 million (see Note 4).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

k)	Derivative Instruments

The Corporation enters into various arrangements such as interest rate protection agreements, foreign currency forward contracts, and molybdenum purchase and sale contracts. The Corporation does not consider any of these arrangements as hedging relationships, nor does it designate these contracts as “normal sales and purchase contracts”.

Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Corporation’s balance sheet, with gains and losses in each period included in other comprehensive income or net income. Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date.

l)	Income and Mining Taxes

The Corporation uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities result in either future tax liabilities or assets. These future tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the potential benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

m)	Asset Retirement Obligations

Future obligations to retire an asset including site closure, dismantling, remediation and ongoing treatment and monitoring are recorded as a liability at fair value at the time incurred. The fair value determination is based on estimated future cash flow, the current credit adjusted risk-free discount rate and an estimated inflation factor. The value of asset retirement obligations is evaluated on an annual basis or as new information becomes available on the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. These changes in value are recorded in the period in which they are identified and when costs can be reasonably quantified, and are capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life.

n)	Normal Course Issuer Bid

In September 2008, the Corporation announced its’ Notice of Intention to make a Normal Course Issuer Bid ("NCIB") to purchase for cancellation, from time to time, as the Corporation considers advisable, its issued and outstanding common shares. Through December 31, 2008, the Corporation repurchased 2.8 million common shares for cancellation at an average price of Cdn$7.41 per share. Approximately 12.3 million common shares can be acquired under this NCIB until September 28, 2009, or such earlier time as the NCIB is completed or terminated at the option of the Corporation. The price to be paid will be the market price at the time of acquisition.

When the cost of the shares is less than the assigned value of the shares, the cost is allocated first to share capital, in an amount equal to the stated or assigned value of the shares and any difference to contributed surplus and retained earnings.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

o)	Revenue Recognition

The Corporation recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties and when collection is reasonably assured. The Corporation recognizes tolling and calcining revenue under contractual arrangements when the services are performed.

p)	Retention and Severance

The Corporation recognizes a liability for the future obligation associated with an employee severance and retention program for certain employees who were employed at the time of the acquisition of Thompson Creek USA. The obligation is payable in June 2012, or earlier under certain conditions according to the provisions of the program. The liability is increased with the passage of time, and the cost is charged as an expense during the period according to the payment formula, which is based on the employee’s compensation.

The Corporation has a separate arrangement for employees who are not eligible to participate in the above program, and who were hired after the acquisition of Thompson Creek USA.  If the Corporation incurs an obligation under this program, the cost is charged to expense.  This charge is calculated according to the employee’s length of service.

Additional information regarding the Corporation’s severance and retention program is included in Note 10, Other Liabilities, and Note 12, Employee Benefits.

q)	Stock-based Compensation

The Corporation accounts for all stock-based compensation using the fair-value method. Under this method, the fair value of stock options at grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Proceeds arising from the exercise of stock options are credited to share capital.

r)	Earnings per Share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price less than the average market price of the Corporation’s common shares are exercised and the proceeds are used to repurchase common shares at the average market price of the common shares for the period. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.

s)	Comparative Figures

Certain comparative information has been reclassified to conform to the current year’s presentation.

3.	Accounting Changes and Accounting Policy Developments

Accounting Changes

a)	Financial Instrument and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”. Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure (see Note 22 and Note 23).

b)	Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, "Inventories". This new standard replaced the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. Key requirements of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. During 2008, the Corporation provided a valuation allowance of $3.0 million against the carrying value of its product inventory to net realizable value (See Note 5).

Accounting Policy Developments

a)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

b)	Convergence with International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, and compensation arrangements.

4. Acquisition of Thompson Creek USA

On October 26, 2006, the Corporation acquired Thompson Creek USA (“Thompson Creek USA”), a private Corporation with producing molybdenum mines and processing facilities in Canada and the US. On closing, the Corporation paid $574.5 million in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the closing date, the Corporation paid an additional $61.5 million related to certain acquired accounts receivable pursuant to the acquisition agreement. In addition, at December 31, 2007, the Corporation had recorded an amount of $100.0 million as contingent consideration payable on this acquisition based on the market price of molybdenum during 2007. This amount was paid in January 2008.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.  As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation recorded goodwill of $121.6 million on this transaction.  This goodwill was allocated to two reporting units, US Operations ($80.0 million) and Canadian Operations ($41.6 million).

In accordance with Canadian GAAP, the carrying value of goodwill is tested for impairment on an annual basis or when events or circumstances indicate that the related carrying amount may not be recoverable on a reporting unit basis. The Corporation has two reporting units: US Operations, and Canadian Operations (see Note 24). As of December 31, 2007, the Corporation performed its annual impairment test, and no impairment of goodwill was identified.

In evaluating goodwill for impairment, estimates of after-tax discounted future cash flows of the individual operations were used to estimate the fair value. The estimated cash flows used to assess recoverability of the Corporation’s goodwill were derived from current life-of-mine plans developed using near-term price forecasts reflective of the current price environment and management’s projections for long-term average molybdenum prices, operating costs, capital expenditures and cost of capital. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment.

Goodwill was assessed for impairment using a two-step approach. The first step compared the fair value of the reporting unit to its carrying value. The Corporation performed this test and determined that the fair value of both of its reporting units were less than their respective carrying values, which required the Corporation to perform the second step test. This step compared the fair value of each reporting unit’s goodwill to its carrying amount. The Corporation determined that the fair value of goodwill of both of its reporting units was less than the respective goodwill carrying amount, which required the Corporation to recognize an impairment of goodwill for both US operations ($33.0 million) and Canadian operations ($35.2 million), or a total impairment charge of $68.2 million.

The Corporation has assumed a long term molybdenum price of between $11 and $12 per pound in its goodwill assessment. Although the Corporation believes these pricing estimates are reasonable, such estimates are subject to significant uncertainties and judgments. If the Corporation’s estimate of long term pricing was to change, additional goodwill impairment charges may be required in future periods. Such charges could be material.

The following table summarizes activity related to goodwill:

	2008	2007
Balance, beginning of year	$123.7	$46.3
Goodwill impairment	(68.2)	–
Adjustment to acquisition value	–	74.7
Foreign exchange	(8.5)	2.7
Balance, end of year	$47.0	$123.7

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

5. Inventory

	2008	2007
Finished product	$42.9	$94.7
Work-in-process	10.5	36.6
Stockpiled ore	3.7	–
	$57.1	$131.3

In 2008, of the $42.9 million classified as finished product, $19.4 million was valued at net realizable value, which resulted in a charge to cost of sales of $3.0 million. This charge was caused by a decrease in the market price of molybdenum during the fourth quarter of 2008 to below $10.00 per pound. In 2007, the $94.7 million classified as finished product was valued at cost, which was lower than net realizable value.

The Corporation values stockpiled ore at the lower of cost or net realizable value. The Corporation’s 75% owned Endako Mine has incurred costs for stockpiled ore that are not recognized in inventory as the ore grade of this material is below the cut-off grade for further processing, and at current market prices, the material has no net realizable value. The costs for this ore have been included in cost of sales (2008 - $2.7 million; 2007 - $4.7 million).

6. Property, Plant and Equipment

	2008	2007
Mining properties	$274.0	$333.2
Mining equipment	163.9	150.6
Processing facilities	110.2	106.7
Deferred stripping costs	62.8	34.2
Endako mill expansion	43.4	–
Construction-in-progress	30.8	–
Other	1.1	2.8
	686.2	627.5
Less: Accumulated depreciation, depletion and amortization	(92.1)	(60.7)
	$594.1	$566.8

The following table summarizes activity related to stripping costs that have been deferred:

	Deferred costs	Accumulated amortization	Net deferred Costs
At December 31, 2006	$–	$–	$–
Costs deferred in period	34.2	–	34.2
Amortization of previously deferred costs	–	(0.4)	(0.4)

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

Deferred costs	Accumulated amortization	Net deferred Costs

At December 31, 2007	34.2	(0.4)	33.8
Costs deferred in period	28.6	–	28.6
Amortization of previously deferred costs	–	(6.8)	(6.8)
At December 31, 2008	$62.8	$(7.2)	$55.6

7.	Joint Venture

The Endako Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest.

The following table presents a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture. The assets and liabilities presented below include fair-value purchase adjustments arising from the Corporation’s acquisition of its 75% interest in the joint venture.

	2008	2007
Assets
Current assets	$125.1	$68.5
Property, plant and equipment, net	$281.0	$287.9
Goodwill	$–	$43.5
Other long-term assets	$5.6	$4.5
Liabilities
Current liabilities	$22.8	$6.7
Other liabilities	$87.3	$103.2
Revenue	$235.0	$210.2
Cost of sales	$85.2	$88.0
Income before income and mining taxes	$132.9	$114.2
Cash flows
Operating	$176.0	$133.8
Investing	$(64.3)	$(0.9)
8.	Derivative Financial Instruments
a)	Forward Currency Contracts

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At December 31, 2008, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$6.0 million at an average rate of US$0.81 (2007 – Cdn$21.0 million at an average rate of US$1.04).

The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was an asset of $0.1 million at December 31, 2008 (2007 – liability of $0.6 million). The asset has been included in other assets and the liability has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the year ended December 31, 2008, a loss of $2.7 million has been included in other expense on the

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

Corporation’s consolidated statements of income related to these contracts (2007 – gain of $2.3 million).

b)	Embedded Derivatives

The Corporation enters into agreements to sell and purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bifurcated and separately recorded. Changes to the fair value of embedded derivatives related to molybdenum sales agreements are included in molybdenum sales revenue in the determination of net income. At December 31, 2008, the fair value of these embedded derivatives was an asset of $0.1 million (December 31, 2007 – no agreements) and has been included in accounts receivable on the Corporation’s balance sheets. For the year ended December 31, 2008, a gain of $0.1 million has been included in molybdenum sales on the Corporation’s consolidated statements of income (2007 - no sales agreements in prior year).

Changes to the fair value of the embedded derivatives related to molybdenum purchases are included in operating expenses in the determination of net income. At December 31, 2008, the fair value of these embedded derivatives was a liability of $0.7 million (December 31, 2007 - $0.3 million liability). For the year ended December 31, 2008, a gain of $20.5 million has been included in operating expenses on the Corporation’s consolidated statements of income (2007 - $8.6 million loss).

c)	Forward Sales Contracts

The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at December 31, 2008, cover the period 2009 to 2011. At December 31, 2008, the Corporation had committed to sell approximately 1.0 million pounds at an average market price of approximately $19.57 per pound. At December 31, 2008, these contracts had a positive mark-to-market value totaling $4.5 million (2007 - $2.4 million in other assets and $9.5 million in other liabilities). The current portion of $1.5 million has been included in other assets on the Corporation’s consolidated balance sheet. For the year ended December 31, 2008, a gain of $11.5 million related to these forward sales contracts has been included as molybdenum sales on the Corporation’s consolidated statements of income (2007 - $7.0 million loss) (See Note 10).

9.	Long-term Debt

Long-term debt consists of:

	2008	2007
First lien senior credit facility	$–	$236.1
Equipment loans – fixed rate	13.6	–
Equipment loans – variable rate	3.7	6.7
	17.3	242.8
Less: Finance fees	–	(5.4)
	17.3	237.4
Less: Current portion	(5.6)	(67.2)
	$11.7	$170.2

In June 2008, the Corporation made payments totaling $219.4 million to fully settle remaining amounts owing on its first lien credit facility. In connection with the repayment of the first lien credit facility, the Corporation expensed the remaining $4.4 million in deferred finance fees.

In August 2008, the Corporation completed a renegotiation of the terms of its first lien revolving

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

collateralized line of credit. As part of this renegotiation, the facility’s availability was increased to $35.0 million from $22.5 million and the applicable interest rate was reduced to LIBOR plus 2.5%, down from the original LIBOR plus 4.75%. The facility is secured by all of the Corporation’s assets except for the Davidson Project and Endako Mine properties and related assets and includes standard financial and non-financial covenants, including ratio tests for leverage, interest coverage and working capital. At December 31, 2008 the Corporation was in compliance with these covenants. At December 31, 2008, drawings on this facility were $nil (December 31, 2007 – $nil). The Corporation’s equipment loan with a fixed rate bears interest at 5.9%. At December 31, 2008, this loan totaled $13.6 million and is scheduled to mature no later than 2013. The loans with variable rates bear interest at LIBOR plus 2.0%. At December 31, 2008 these loans totaled $3.7 million and are scheduled to mature no later than 2010. At December 31, 2008, the one-month LIBOR rate applicable to this facility was 0.4% (December 31, 2007 – 4.6%). These loans are collateralized by certain mining equipment.

Maturities of long-term debt obligations are as follows:

	Fixed rate equipment loan	Variable rate equipment loans	Total
Year ending December 31:
2009	$2.5	$3.1	$5.6
2010	2.7	0.6	3.3
2011	2.8	–	2.8
2012	3.0	–	3.0
2013	2.6	–	2.6
Thereafter	–	–	–
	$13.6	$3.7	$17.3

The following table summarizes activity related to interest and finance fees:

	2008	2007
Interest expense	$9.7	$32.1
Finance fees	5.4	7.8
Debt prepayment premium	–	2.5
	$15.1	$42.4

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

10.        Other Liabilities

Other liabilities consist of:

	2008	2007
Severance and retention liability	$14.5	$10.8
Contractual sales obligations	7.3	9.7
Forward sales contracts (Note 8 (c))	–	9.5
	$21.8	$30.0

The Corporation maintains an employee severance and retention program for certain individuals. As at December 31, 2008, the Corporation had recorded a liability of $14.5 million related to this program (December 31, 2007 – $10.8 million). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants’ salaries. The trust fund assets totaled $14.2 million at December 31, 2008 (December 31, 2007 – $10.0 million) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets. The Corporation recognized an expense of $4.9 million in 2008 (2007 - $3.9 million) for the employee retention and severance program.

The Corporation incurred an expense of $1.8 million in 2008 (2007 - $nil) for severance and retention bonuses for the restructuring and transitioning of the corporate finance function from Vancouver, B.C. to Denver, Colorado.

On acquisition of Thompson Creek USA, the Corporation acquired an unfavorable contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at December 31, 2008, the Corporation has a liability of $7.3 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with an offsetting adjustment to molybdenum sales in the determination of net income. For the year ended December 31, 2008, $2.4 million related to this obligation had been realized and included in molybdenum sales. (2007 – $0.3 million).

11.	Asset Retirement Obligations

Asset retirement obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Corporation has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Corporation may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, the 75% owned Endako Mine and Davidson Project:

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

	Thompson Creek Mine	Endako Mine	Davidson Project	Total
At December 31, 2006	$20.9	$4.9	$0.2	$26.0
Adjustments to acquisition value	0.8	0.2	–	1.0
Revisions to expected cash flows	(2.2)	(0.9)	–	(3.1)
Accretion	1.4	0.3	–	1.7
Reclamation spending	–	(0.1)	–	(0.1)
Foreign exchange	–	0.9	–	0.9
At December 31, 2007	$20.9	$5.3	$0.2	$26.4
Revisions to expected cash flows	(3.3)	(0.1)	–	(3.4)
Accretion	1.1	0.3	–	1.4
Foreign exchange	–	(1.1)	–	(1.1)
At December 31, 2008	$18.7	$4.4	$0.2	$23.3

The Corporation has an insurance policy to provide financial assurance of future mine reclamation costs at its Thompson Creek Mine. This policy provides the Corporation with an aggregate limit of $35.0 million for the reclamation of the Thompson Creek Mine, including $21.8 million in cash recorded as reclamation deposits at December 31, 2008 (2007 – $21.5 million). The insurance component provides coverage for increases in reclamation costs due to changes in regulatory requirements and cost increases. The policy term is for 20 years, expiring July 31, 2022. The Corporation also has a reclamation bond ($0.6 million) for the Thompson Creek Mine in accordance with its reclamation obligation. As of December 31, 2008, the Corporation estimates that the non-discounted inflation-adjusted reclamation cost for the Thompson Creek Mine will total $36.3 million (2007 – $31.4 million) and anticipates that these costs will be incurred over the period 2014 to 2028. The estimated future reclamation costs for the Thompson Creek Mine have been discounted using a rate of 6.7% to reflect the underlying funding arrangements.

A mine reclamation and closure plan is also in place for the Endako Mine. In connection with this plan, the British Columbia Ministry of Energy, Mines and Petroleum Resources has required security in the amount of $5.4 million as of December 31, 2008 (2007 - $6.7 million) of which the Corporation’s proportionate share is $4.2 million (2007 – $5.0 million). As of December 31, 2008, the Corporation estimates its proportionate share of the non-discounted inflation-adjusted reclamation costs for the Endako Mine will total $12.7 million (2007 – $17.1 million) and anticipates that these costs will be incurred over the period 2009 to 2035. The estimated future reclamation costs for the Endako Mine have been discounted using rates ranging from 5.5% to 7.5% which reflect the underlying funding arrangements.

The Corporation’s Davidson Project is presently in the exploration stage. Estimated undiscounted future reclamation costs for the project of $0.3 million (2007 – $0.3 million) are the result of disturbance to the site caused by recent development activities. The estimated future reclamation costs for the Davidson Project have been discounted using rates ranging from 6.6% to 7.5% which reflect the underlying funding arrangements at the time these costs were identified. At December 31, 2008, the amount of $0.3 million had been set aside to fund this future obligation (2007 – $0.3 million).

12.	Employee Benefits

Defined Contribution Pension Plans

The Corporation, through its subsidiaries, maintains defined contribution pension plans available to certain employees.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

The Corporation’s 401(k) Savings Plan (the "Plan") is a defined contribution pension plan and covers all individuals employed in the US. The Plan is subject to the provisions of the US Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the US Internal Revenue Code. The assets of the Plan are held and the related investment transactions are executed by the Plan's trustee. Administrative fees, including accounting and attorney fees, are paid by the Corporation on behalf of the Plan. The Corporation contributed approximately $1.5 million to the Plan for the year ended December 31, 2008 (2007 – $0.9 million). The Corporation may make additional contributions to the Plan at its sole discretion, however, the Corporation has no further obligation relating to benefits under this Plan.

The Endako Mine maintains a defined contribution pension plan (the "Endako Plan") covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan's trustee. Administrative fees, including any accounting and legal fees are paid by the Endako Mine on behalf of the Endako Plan. The Endako Mine contributed $0.8 million (2007 – $0.7 million) to the Endako Plan for the year ended December 31, 2008 and the Corporation has recorded its proportionate share of these contributions. The Corporation has no further obligation relating to pension benefits under this Plan.

Other Benefits

The Corporation provides post-retirement health care benefits to certain retired former unionized employees at the Corporation’s Langeloth metallurgical processing facility. The Corporation paid $0.1 million in premiums to provide this benefit for the year ended December 31, 2008 (2007 – $0.1 million).

The Corporation recognizes a liability for the future obligation associated with an employee severance and retention program for certain employees who were employed at the time of the acquisition of Thompson Creek USA. The obligation is payable in June 2012, or earlier under certain conditions according to the provisions of the program. The liability is increased with the passage of time, and the cost is charged as an expense during the period according to the payment formula, which is based on the employee’s compensation. See Note 10 for additional information.

The Corporation has a separate arrangement for employees who are not eligible to participate in the above program, and who were hired after the acquisition of Thompson Creek USA.  If the Corporation incurs an obligation under this program, the cost is charged to expense.  This charge is calculated according to the employee’s length of service.

13.	Common Share Capital and Common Share Warrants
a)	Authorized Share Capital

The authorized share capital of the Corporation is comprised of an unlimited number of common shares (2008 – 122,253,257 issued; 2007 – 113,363,938 issued) and an unlimited number of preferred shares, issuable in series with terms determinable upon issuance (2008 and 2007 – nil issued).

b)	Common Shares

A summary of common share transactions is as follows:

	2008		2007
	Shares (000’s)	Amount	Shares (000’s)	Amount
Balance, beginning of year	113,364	$268.1	100,528	$210.8
Private placement	–	–	3,000	31.9

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

	2008		2007
Options exercised	776	8.5	4,720	22.2
Warrants exercised	1	–	5,116	4.1
Equity issue	10,915	230.3	–	–
Issue costs	–	(12.2)	–	(0.9)
NCIB purchases	(2,803)	(10.6)	–	–
Balance, end of year	122,253	$484.1	113,364	$268.1

In February 2007, the Corporation renounced, for income tax purposes, exploration expenses of Cdn$3.1 million to the purchasers of the Corporation’s flow-through common shares. As a result of this renunciation, the Corporation recorded a future tax liability and corresponding share issue cost of $0.9 million.

In April 2007, the Corporation brokered a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share for total gross proceeds of $31.9 million with $0.9 million in share issue costs.

In June 2008, the Corporation completed an equity financing of 10,914,700 common shares at a price of Cdn$21.50 per share for net proceeds of $218.1 million.

In September 2008, the Corporation filed a Normal Course Issuer Bid (the “Bid”) with the Toronto Stock Exchange.  Under the Bid, the Corporation may purchase a maximum of 12,300,000 common shares for cancellation including up to 6,252,303 common shares though the facilities of the New York Stock Exchange.  To date, the Corporation has purchased and cancelled an aggregate of 2,802,815 common shares.  The Bid expires after twelve months on September 28, 2009.

c)	Common Share Warrants

A summary of common share warrant transactions is as follows:

	2008		2007
	Warrants (000’s)	Amount	Warrants (000’s)	Amount
Balance, beginning of year	24,506	$35.0	29,630	$35.4
Warrants exercised	(1)	–	(5,116)	(0.4)
Warrants expiring	–	–	(8)	–
Balance, end of year	24,505	$35.0	24,506	$35.0

In October 2006 the Corporation issued 20,930,000 warrants in connection with the acquisition of Thompson Creek USA. Additionally, on this date the Corporation also issued 3,613,591 warrants to a former shareholder of Thompson Creek USA. Each warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$9.00 until October 23, 2011. The Corporation determined the fair value allocated to these warrants to be Cdn$1.70 based on a pro-rata allocation of the fair value of common shares issued and the estimated fair value of the warrants issued using the Black-Scholes model and applying the following assumptions: expected life of 5 years; expected volatility of 45.8%; risk free interest rate of 4.02%; and an expected dividend of 0%.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

14.	Stock-based Compensation

The Corporation has a stock option plan for directors, officers, employees and consultants, enabling them to purchase common shares. The maximum number of shares that may be issued pursuant to this plan and all options granted there-under is limited to 11,174,916 common shares effective May 10, 2007. The expiry date and vesting provisions of options granted are established at the time an award is made. The exercise price of option grants awarded is the greater of: (i) the weighted-average trading price of the underlying shares on the Toronto Stock Exchange over the five consecutive trading days immediately before the grant date and, (ii) if the award date occurs in a trading black-out period, the weighted-average trading price over the five consecutive trading days immediately after the black-out has been lifted.

The Corporation uses the fair value method of accounting for stock-based compensation and recognized a stock-based compensation expense of $15.6 million for the year ended December 31, 2008 (2007 – $16.3 million).

The following table summarizes the status of the stock option plan and changes during the years ended December 31, 2008 and 2007:

	2008		2007
	Options Outstanding (000’s)	Weighted-average Exercise Price (Cdn$)	Options Outstanding (000’s)	Weighted-average Exercise Price (Cdn$)
Balance, beginning of year	7,496	$10.57	9,651	$5.28
Options granted	2,110	17.73	2,565	17.47
Options exercised	(776)	7.50	(4,720)	3.50
Options expired	(42)	22.16	–	–
Balance, end of year	8,788	$12.51	7,496	$10.57

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Range of Exercise Prices (Cdn$)	Options Outstanding (000’s)	Outstanding Contractual Life (years)	Options Exercisable (000’s)
$ 0.60 to $ 2.94	115	1.87	115
$ 7.12 to $ 8.93	4,972	3.04	4,755
$ 12.35 to $17.33	1,546	3.65	1,063
$ 18.51 to $20.61	915	3.02	663
$ 23.10 to $23.93	1,240	4.23	673
	8,788	3.30	7,269

The following weighted average assumptions were used in computing the fair value of stock options granted for the periods noted:

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

	2008	2007
Number of options granted	2,110	2,565
Expected life (years)	4.2	4.8
Risk-free interest rate	2.9%	4.1%
Expected volatility	51.8%	46.2%
Dividend yield	0.0%	0.0%
Exercise price	Cdn$ 17.73	Cdn$ 17.47
Weighted average fair value of options granted	Cdn$ 7.28	Cdn$ 7.34

The Corporation made the determination that the historic volatility of its common share price was characteristic of a development Company rather than of the operating Company upon acquisition of Thompson Creek USA in 2006. In computing the fair value of option grants made subsequent to the acquisition of Thompson Creek USA, the Corporation has utilized an expected volatility that has been computed using a weighted average of the average volatility of a peer group of operating mining companies and the Corporation’s actual share price volatility from the date it acquired Thompson Creek USA. Further, in the absence of reliable evidence to support a lesser estimated expected life, the Corporation used the full contractual life of option awards in determining the fair value of options awarded subsequent to the acquisition of Thompson Creek USA until October 2007. An estimated life based on actual experience has been used in determining the fair value of options awarded after October 2007.

15.	Commitments and Contingencies

The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 8(a)).

The Corporation has committed to sell a certain amount of production at a defined price that may be less than market (see Note 8(c) and Note 10).

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2008, the Corporation had commitments to purchase approximately 4.1 million pounds of molybdenum sulfide concentrates in 2009 to be priced at a discount to the market price for molybdenum oxide at the time of purchase.

As at December 31, 2008, the Corporation had commitments related to the purchase of major mill equipment for its share of the Endako mill expansion of approximately $22.0 million in 2009 and approximately $18.0 million in 2010.

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

In August 2008, the Corporation signed an option with U.S. Energy Corp. (“USE”) to acquire up to 75% of a molybdenum property in Colorado.  The Corporation made a $0.5 million payment to USE upon signing the agreement and in January 2009, the Corporation made another payment of $1.0 million to USE. Under the terms of the agreement, unless the agreement is terminated early, the Corporation will continue to make annual payments of $1.0 million to USE for the remaining period of five years beginning January 1, 2010 and ending January 1, 2014. The Corporation can earn the right to acquire a 15% interest in the property by

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

spending a total of $15.0 million on the property, including the direct payments to USE, by June 30, 2011.  The Corporation can earn a 50% interest in the property by spending a cumulative total of $50.0 million on the property by July 31, 2018.  If the price of molybdenum drops below $12.50 for 12 consecutive weeks, the agreement contains a force majeure provision which allows a suspension of the required payments under the option agreement (excluding the Minimum Payments to USE) without terminating such agreement. If the Corporation terminates the agreement during the option period, there would be no further obligations under this agreement except that advance or shortfall payments made to date are forfeited and the Corporation remains obligated to maintain the property in good standing for a period of three months thereafter. Should the Corporation obtain a 50% interest in the property, the Corporation may elect to form a 50/50 joint venture with USE, or may elect to increase its interest in the property to 75% by incurring an additional $350.0 million in project expenditures, for a cumulative total of $400.0 million in expenditures and payments.

16.	Exploration and Development
	2008	2007
Davidson project	$4.9	$3.4
Mt. Emmons project	2.4	–
Endako Mine	0.6	1.2
	$7.9	$4.6

The Corporation considered the Davidson Project to have the characteristics of property, plant and equipment and therefore, option payments were initially capitalized. Given the recent economic circumstances, further development of the project was postponed in late 2008 until economic conditions improve. As a result, property payments of $2.4 million were expensed in 2008.

17.	Other Income and Expense
	2008	2007
Unrealized loss (gain) on derivative instruments	$2.7	$(2.5)
Other	(0.6)	(0.5)
	$2.1	$(3.0)
18.	Income and Mining Taxes
	2008	2007
Current income and mining taxes	$112.7	$103.1
Future income and mining taxes (recoverable)	27.4	(32.1)
	$140.1	$71.0

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	2008	2007
Income before income and mining taxes	$323.3	$228.3
Combined Canadian federal and provincial income tax rates	31.00%	34.12%
Income taxes based on above rates	100.2	77.9

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	16.3	4.9
Provincial and state mining taxes	14.8	12.3
Withholding tax on distributions	1.2	4.5
Non-deductible expenses	11.6	5.4
Non-taxable income	(6.1)	(7.7)
Asset impairment and other charges	24.2	–
Depletion allowance	(38.2)	(25.0)
Domestic production deduction	(2.4)	(2.2)
Change in valuation allowances	21.2	16.4
Foreign tax credits	(2.0)	(12.3)
Unrealized foreign exchange gain on translation of investments	5.4	–
Impact of reduction in tax rates on future income and mining taxes	1.3	(8.2)
Other	(7.4)	5.0
Income and mining taxes	$140.1	$71.0

Future Income and Mining Taxes

Future income and mining taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income and mining tax assets and liabilities at December 31 are as follows:

	2008	2007
Future income and mining tax assets – current
Working capital	$1.3	$0.1
Future income and mining tax assets – non-current
Tax losses and credits carried forward	$69.0	$56.1
Property, plant and equipment	3.1	2.7
Contractual sales obligations	1.1	6.4
Asset retirement obligations	1.8	3.8
Share issuance costs	3.8	3.1
Other deductible temporary differences	12.4	9.6
Valuation allowances	(75.8)	(53.9)
	$15.4	$27.8
Future income and mining tax liabilities – current
Inventory	$(8.1)	$(5.8)
Other taxable temporary differences	(1.3)	(0.7)

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

	2008	2007

	$(9.4)	$(6.5)
Future income tax liabilities – non-current
Property, plant and equipment	$(176.5)	$(188.7)
Other taxable temporary differences	(6.1)	(0.6)
	$(182.6)	$(189.3)
Net future income and mining tax liabilities – current	$(8.1)	$(6.4)
Net future income and mining tax liabilities – non-current	(167.2)	(161.5)
Net future income and mining tax liabilities	$(175.3)	$(167.9)

Tax Loss and Credit Carry Forwards

At December 31, 2008, the Corporation has the following loss and credit carry forwards available for tax purposes (losses and credits shown by tax jurisdiction and year of expiry):

	Canada Non-capital Losses	Canada Capital Losses	United States Pennsylvania Operating Losses	United States Federal Alternative Minimum Tax Credit	United States Federal Foreign Tax Credit
2009	$0.5	$–	$–	$–	$–
2010	0.4	–	–	–	–
2011	–	–	–	–	–
2012	–	–	–	–	–
2013	–	–	–	–	–
Thereafter	24.0	9.3	6.5	17.6	43.0
	24.9	9.3	6.5	17.6	43.0
Valuation Allowance	(24.9)	(9.3)	–	(17.6)	(43.0)
Total	$–	$–	$6.5	$–	$–

19.	Net Income Per Share

	2008	2007
Net income	$183.2	$157.3

Basic weighted-average number of shares outstanding	119.5	110.2
Effect of dilutive securities

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

	2008	2007

Common share warrants	9.6	12.2
Stock options	2.6	4.2
Diluted weighted-average number of shares outstanding	131.7	126.6

Net income per share
Basic	$1.53	$1.43
Diluted	$1.39	$1.24

For the year ended December 31, 2008, 2,237,333 stock options and nil warrants (2007 - 2,000,500 stock options and nil warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

20.	Related Party Transactions

Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $235.7 million for the year ended December 31, 2008, representing 23.3% of the Corporation’s total revenues for 2008 (2007 - $176.1 million and 19.2%). For the year ended December 31, 2008, the Corporation recorded management fee income of $0.8 million (2007 - $0.7 million) and selling and marketing costs of $1.6 million (2007 - $1.4 million) from this group of companies. At December 31, 2008, the Corporation’s accounts receivable included $8.9 million owing from this group of companies (2007 - $8.9 million).

21.	Supplementary Cash Flow Information
	2008	2007
Change in non-cash working capital
Accounts receivable	$25.4	$4.5
Product inventory	78.8	3.1
Material and supplies inventory	(5.2)	(1.1)
Prepaid expense and other current assets	(2.2)	(1.8)
Income and mining taxes recoverable	12.1	(11.3)
Accounts payable and accrued liabilities	(31.2)	16.0
Income and mining taxes payable	8.6	(30.9)
	$86.3	$(21.5)

Cash interest paid	$13.4	$35.5
Cash income taxes paid	$91.8	$149.5
Cash and cash equivalents is comprised of:
Cash	$51.7	$77.7
Cash equivalents	206.3	36.0
	$258.0	$113.7

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

22.	Financial Risk Management

The Corporation’s activities expose it to a variety of financial risks which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

The Corporation enters into foreign currency exchange forward contracts, molybdenum forward sales contracts, provisionally-priced contracts for the purchase and sale of molybdenum to manage its exposure to fluctuations in foreign exchange rates and molybdenum prices.

The carrying amounts of financial instruments including accounts receivable, accounts payable and accrued liabilities and fixed and variable rate debt approximate fair value as of December 31, 2008 and 2007, respectively.

The Corporation does not acquire, hold, or issue financial instruments for trading or speculative purposes. Derivative instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis, the Corporation enters into forward contracts for the purchase of Canadian dollars.

The Corporation monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Corporation has maintained balances in various operating accounts in excess of federally insured limits. In August 2008, the Corporation changed its policy and adopted an investment policy where investments are limited to government backed financial instruments.

The Corporation controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Management considers the credit of each individual customer, including payment history and other commercial business factors.

Foreign Exchange Risk

The US dollar is the measurement currency of the majority of the Corporation’s activities. However, the Canadian dollar is the measurement currency of the Corporation’s interest in its joint venture operation. The Corporation has potential currency exposures in respect of items denominated in currencies other than the operations’ measurement currency. The Corporation’s foreign exchange exposures include:

•	Transactional exposure in its Canadian dollar self sustaining operation as molybdenum sales are denominated in US dollars and the majority of operating expenses are in Canadian dollars;
•	Translational exposure on its investment in a Canadian dollar self sustaining operation whose net assets are exposed to foreign currency translation risk; and
•	Transactional and translational exposure to Canadian dollar transactions and balances in US dollar functional currency operations.

The Corporation enters into foreign exchange forward contracts to manage these exposures. As at December 31, 2008, the Corporation had forward exchange contracts for Cdn$6.0 million to sell US dollars / buy Canadian dollars at a weighted average exchange rate of US$0.81. All foreign exchange forward contracts are due within the year. As at December 31, 2008, the fair value of these contracts is an asset of $0.1 million.

With other variables unchanged, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar would result in an increase (decrease) of approximately $3.3 million in net earnings for the year ended December 31, 2008. Further, each $0.10 strengthening (weakening) of the US dollar against the Canadian

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

dollar would not result in a change in other comprehensive income for the year ended December 31, 2008.

Interest Rate Risk

The Corporation has invested and borrowed at variable rates. Cash and cash equivalents receive interest based on market interest rates. Some of the Corporation’s debt facilities are variable rate facilities based on LIBOR and prime rates.

For the year ended December 31, 2008, with other variables unchanged, a 1% change in the LIBOR rate would have an insignificant impact on net earnings or cash. There would be no effect on other comprehensive income.

Commodity Price Risk

The Corporation enters into certain molybdenum sales contracts where it sells future molybdenum production with fixed prices. These fixed prices may be different than the quoted market prices at the date of sale. The Corporation physically delivers molybdenum under these contracts; however, has chosen not to use the normal usage exemption and therefore treats these contracts as non-financial derivatives. The fair value is recorded on the balance sheet with changes in fair value recorded in revenue. The fair value is calculated using a discounted cash flow based on estimated forward prices. The Corporation uses an average of long-term prices as forecast by independent analysts.

As at December 31, 2008, the fair value of the Corporation’s fixed forward sales contracts is as follows:

(US$ in millions except per pound amounts)	2009	2010	2011
Fair value – asset	$1.5	$1.3	$1.7
Molybdenum committed (000’s lb)	123	490	416
Average price ($/lb)	$25.00	$17.00	$21.00

The Corporation also enters into molybdenum sale and purchase agreements with provisional pricing mechanisms where the final prices are determined by quoted market prices subsequent to the date of the purchase. As a result, the value of the respective trade receivable and trade payable changes as the underlying market price changes. This component of these contracts is an embedded derivative, which is initially recorded at fair value with subsequent changes in fair value recorded in revenue and operating expenses, respectively. The Corporation uses the latest Platts Metals Week published molybdenum oxide price as the estimated forward price.

As at December 31, 2008, the fair value of embedded derivatives in the provisionally priced sale and purchase agreements is as follows:

	Pounds Sold/Purchased (000’s lb)	Fair Value Asset (Liability)
Provisionally priced sales	198	$0.1
Provisionally priced purchases	680	$(0.7)

These agreements will mature within the year.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

For the year ended December 31, 2008, with other variables unchanged, a 10% change in the molybdenum price would have an insignificant impact on the change in the fair value of the molybdenum forward sales contracts and the provisionally priced molybdenum purchase and sales contracts. As at December 31, 2008, there would be no effect on other comprehensive income.

Counterparty and Credit Risk

The Corporation is exposed to counterparty risk from its current cash balances, investments in money market instruments and its insurance policy to provide financial assurance of future mine reclamation costs at its mines. Counterparties to current cash balances, money market instruments, government treasury bills and its insurance policy are established financial institutions and governments. The Corporation manages these counterparty risks by establishing approved counterparties and assigning limits to each counterparty.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As at December 31, 2008 the Corporation had four customers which owed the Corporation more than $5.0 million each and accounted for approximately 43% of all receivables owing, which subsequently were collected in early 2009. There were another two customers having balances greater than $2.0 million but less than $5.0 million that accounted for 10% of total receivables, which also were collected in early 2009. The Corporation’s maximum credit risk exposure is the carrying value of its accounts receivable.

Liquidity Risk

The Corporation manages its liquidity risk by maintaining cash and cash equivalent balances and by utilizing its line of credit. Surplus cash is invested in a range of 30-180 day government backed financial instruments under the Corporation’s investment policy. As at December 31, 2008, the Corporation had an unutilized line of credit of $35.0 million.

As at December 31, 2008, contractual undiscounted cash flow requirements for financial assets and liabilities, including interest payments are as follows:

	2009 to 2011	2012 Onward	Total
Accounts payable	$36.5	$–	$36.5
Long-term debt	$11.7	$5.6	$17.3
Commodity contracts	$0.7	$–	$0.7
Capital commitments	$40.0	$–	$40.0

On acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at December 31, 2008, the Corporation had recorded a liability of $7.3 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million).

As at December 31, 2008, the Corporation had commitments to purchase approximately 4.1 million pounds of molybdenum in 2009 to be priced at a discount to the market price for molybdenum oxide at the time of purchase.

Financial Assets and Liabilities by Category

As at December 31, 2008 and 2007, the Corporation’s financial assets and liabilities are categorized as follows:

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

As at December 31, 2008	Loans and receivables	Held at fair value	Financial assets and liabilities at amortized cost	Total
Financial Assets
Cash and cash equivalents	$–	$258.0	$–	$258.0
Accounts receivable	$55.0	$–	$–	$55.0
Currency and commodity contracts	$–	$4.7	$–	$4.7
Restricted cash	$–	$14.2	$–	$14.2
Reclamation deposits	$–	$26.9	$–	$26.9
Financial Liabilities
Accounts payable and accrued liabilities	$–	$–	$36.5	$36.5
Long-term debt	$–	$–	$17.3	$17.3
Commodity contracts	$–	$0.7	$–	$0.7

As at December 31, 2007	Loans and receivables	Held at fair value	Financial assets and liabilities at amortized cost	Total
Financial Assets
Cash and cash equivalents	$–	$113.7	$–	$113.7
Accounts receivable	$84.1	$–	$–	$84.1
Currency and commodity contracts	$–	$2.4	$–	$2.4
Restricted cash	$–	$10.0	$–	$10.0
Reclamation deposits	$–	$26.8	$–	$26.8
Financial Liabilities
Accounts payable and accrued liabilities	$–	$–	$59.5	$59.5
Acquisition cost payable	$–	$–	$100.0	$100.0
Long-term debt	$–	$–	$237.4	$237.4
Commodity contracts	$–	$10.4	$–	$10.4

Fair Values

Cash and cash equivalents represent cash and financial market instruments with maturity less than 90 days and are carried at fair value. The carrying value of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The currency and commodity contracts are derivative instruments and therefore they are carried at their fair value. The carrying amount of the long-term debt is at amortized cost and its carrying value approximates fair value.

As at December 31, 2008 and 2007, the carrying values and the fair values of the Corporation’s financial assets and liabilities are shown in the following table:

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

As at December 31, 2008	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	$258.0	$258.0
Accounts receivable	$55.0	$55.0
Currency and commodity contracts	$4.7	$4.7
Restricted cash	$14.2	$14.2
Reclamation deposits	$26.9	$26.9
Financial Liabilities
Accounts payable and accrued liabilities	$36.5	$36.5
Long term debt	$17.3	$17.3
Commodity contracts	$0.7	$0.7

As at December 31, 2007	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	$113.7	$113.7
Accounts receivable	$84.1	$84.1
Currency and commodity contracts	$2.4	$2.4
Restricted cash	$10.0	$10.0
Reclamation deposits	$26.8	$26.8
Financial Liabilities
Accounts payable and accrued liabilities	$59.5	$59.5
Acquisition cost payable	$100.0	$100.0
Long term debt	$237.4	$237.4
Commodity contracts	$10.4	$10.4

Pledged Financial Assets

The Corporation has financial assets that are pledged for employee compensation and reclamation obligations. The Corporation maintains a separate trust fund to satisfy its obligation to employees under a severance and retention compensation arrangement. Reclamation deposits are maintained to satisfy the Corporation’s obligation for future reclamation expenditures at its mine sites.

23.	Capital Risk Management

The Corporation defines its capital as follows:

•	Shareholders’ equity;
•	Long-term debt; and
•	Short-term debt.

Capital as defined above as at December 31, 2008 and 2007 was as follows:

	2008	2007
Shareholders’ equity	$817.5	$487.6
Debt	17.3	237.4
	$834.8	$725.0

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

The Corporation’s objectives with regard to its capital are:

•	Maintain adequate working capital to operate its business;
•	Comply with financial covenants on the line of credit; and
•	Utilize equipment financings to supplement working capital needs.

The Corporation’s capital structure is managed and adjusted as necessary by monitoring economic conditions, debt and equity markets, and changes to the Corporation’s operating plans. Covenants relating to existing debt are monitored regularly to ensure compliance. Outstanding debt is reviewed from time to time to determine if it contains the most favorable terms available to the Corporation or if the Corporation should reduce the amount outstanding from cash available or pursue new equity issuances.

24.	Segment Information

The Corporation has two reportable segments: US Operations and Canadian Operations. The US Operations segment includes all mining, milling, roasting and sale of molybdenum products from the Thompson Creek Mine and the Langeloth Metallurgical Facility, as well as all roasting and sales of third party purchased material. The Canadian Operations segment includes all mining, milling, roasting and sale of molybdenum products from the 75% owned Endako Mine. Segments are the same as those described in Note 2, Significant Accounting Policies. The Corporation evaluates segment performance based on income from mining and processing. The Corporation attributes other income and expenses to the reporting segments if the income or expense is directly related to segment operations, as described above. The Corporation does not allocate corporate expenditures such as general and administrative, exploration and development, and interest income and expense items. The Corporation does not report income and mining taxes by reporting segment as the Corporation’s tax attributes are determined by legal entity.

Prior year comparatives have been restated to conform to current year presentation.

Segment information for the years ended and as at December 31, 2008 and 2007 is as follows:

2008	US Operations	Canadian Operations	Total
Revenues
Molybdenum sales	$758.0	$234.2	$992.2
Tolling and calcining	19.2	–	19.2
	777.2	234.2	1,011.4
Cost of sales
Operating expenses	464.5	59.7	524.2
Selling and marketing	6.9	3.2	10.1
Depreciation, depletion and amortization	28.5	16.7	45.2
Accretion	1.4	0.3	1.7
	501.3	79.9	581.2
Segment income from mining and processing	275.9	154.3	430.2

Other segment (income) expenses:
Goodwill impairment	33.0	35.2	68.2
Stock-based compensation	1.8	0.2	2.0
Gain on foreign exchange	–	(24.0)	(24.0)

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

2008	US Operations	Canadian Operations	Total
	34.8	11.4	46.2
Segment income before income and mining taxes	$241.1	$142.9	$384.0

2007	US Operations	Canadian Operations	Total
Revenues
Molybdenum sales	$681.6	$209.5	$891.1
Tolling and calcining	23.3	–	23.3
	704.9	209.5	914.4
Cost of sales
Operating expenses	491.9	62.6	554.5
Selling and marketing	6.5	2.5	9.0
Depreciation, depletion and amortization	29.6	18.5	48.1
Accretion	1.3	0.4	1.7
	529.3	84.0	613.3
Segment income (loss) from mining and processing	$175.6	$125.5	$301.1

Other segment (income) expenses
Stock-based compensation	5.5	1.6	7.1
Loss on foreign exchange	–	4.3	4.3
Interest and finance fees	0.5	–	0.5
	6.0	5.9	11.9
Segment income before income and mining taxes	$169.6	$119.6	$289.2

Reconciliation of segment income to net income

	2008	2007

Segment income	$384.0	$289.2
Other (income) expenses:
Depreciation, depletion and amortization	–	0.1
General and administrative	24.4	15.9
Stock-based compensation	13.6	9.2
Exploration and development	7.9	4.6
Interest and finance fees	15.1	41.9
Interest income	(2.4)	(7.8)
Other	2.1	(3.0)
Income before income and mining taxes	323.3	228.3
Income and mining taxes	140.1	71.0
Net income	$183.2	$157.3

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

Other segment information regarding capital expenditures, assets and liabilities, including the assets and liabilities attributed to corporate operations, is as follows:

As at December 31, 2008	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$36.9	$64.0	$0.4	$101.3
Capital assets	$312.5	$281.0	$0.5	$594.1
Goodwill	$47.0	$–	$–	$47.0
Assets	$680.5	$410.2	$8.5	$1,099.2
Liabilities	$170.5	$108.5	$2.7	$281.7

As at December 31, 2007	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$12.8	$0.9	$0.9	$14.6
Capital assets	$276.5	$287.9	$2.4	$566.8
Goodwill	$80.0	$43.7	$–	$123.7
Assets	$532.9	$407.6	$169.2	$1,109.7
Liabilities	$167.2	$116.4	$338.5	$622.1

25.	Reconciliation to United States Generally Accepted Accounting Principles

The Corporation’s consolidated financial statements have been prepared according to Canadian GAAP which differs in certain respects from those principles that the Corporation would have followed had the consolidated financial statements been prepared in accordance with US GAAP. The material differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements are detailed below.

	2008			2007
	Canadian GAAP		US GAAP	Canadian GAAP	US GAAP
Assets
Current assets
Cash and cash equivalents		$258.0	$258.0	$113.7	$113.7
Accounts receivable		55.0	55.0	84.1	84.1
Product inventory	a)	57.1	59.9	131.3	138.3
Material and supplies inventory		36.2	36.2	32.9	32.9
Prepaid expense and other current assets		6.3	6.3	4.6	4.6
Income and mining taxes recoverable		1.4	1.4	13.4	13.4
		414.0	416.8	380.0	387.0
Other assets		3.0	3.0	2.4	2.4
Restricted cash		14.2	14.2	10.0	10.0
Reclamation deposits		26.9	26.9	26.8	26.8
Property, plant and equipment	a)	594.1	538.5	566.8	533.0
Future income and mining taxes recoverable		–	5.5	–	–
Goodwill		47.0	47.0	123.7	123.7
		$1,099.2	$1,051.9	$1,109.7	$1,083.0
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$36.5	$36.5	$60.4	$60.4

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

	2008			2007
	Canadian GAAP		US GAAP	Canadian GAAP	US GAAP
Acquisition cost payable		–	–	100.0	100.0
Income and mining taxes payable		7.5	7.5	–	–
Current portion of long-term debt		5.6	5.6	67.2	67.2
Future income and mining taxes		8.1	8.1	6.4	6.4
		57.7	57.7	234.0	234.0
Long-term debt		11.7	11.7	170.2	170.2
Other liabilities		21.8	21.8	30.0	30.0
Asset retirement obligations		23.3	23.3	26.4	26.4
Future income and mining taxes	a,b,c)	167.2	146.8	161.5	151.4
		281.7	261.3	622.1	612.0
Shareholders' Equity
Common shares	b)	484.1	484.1	268.1	269.7
Common share warrants		35.0	35.0	35.0	35.0
Contributed surplus		40.4	40.4	26.5	26.5
Retained earnings		304.3	277.4	129.8	111.6
Accumulated other comprehensive (loss) income		(46.3)	(46.3)	28.2	28.2
		817.5	790.6	487.6	471.0
		$1,099.2	$1,051.9	$1,109.7	$1,082.9

The following table reconciles the consolidated net income (loss) and consolidated comprehensive income (loss) as reported under Canadian GAAP with that which would have been reported under US GAAP.

	2008	2007	2006

Net income (loss) – Canadian GAAP	$183.2	$157.3	$(20.6)
Reconciling items:
Stripping costs incurred during production	(25.9)	(26.8)
Financial instruments	–	(0.5)	0.5
Amortization of deferred finance fees	–	0.3	(0.3)
Income tax effect of above adjustments	10.3	10.2	(0.1)
Share based payment valuation allowance	5.5	–	–
Issuance of flow-through shares	–	(0.9)	(0.6)
Net income (loss) – US GAAP	$173.1	$139.6	$(21.1)
Net income (loss) per share
Basic	$1.45	$1.27	$(0.37)
Diluted	$1.31	$1.10	$(0.37)

Net income (loss) – US GAAP	$173.1	$139.6	$(21.1)
Foreign currency translation adjustment	(74.5)	37.8	(10.5)
Comprehensive income (loss) – US GAAP	$98.6	$177.4	$(31.6)

In 2008 and 2007, under US GAAP, cash flows from operating activities would decrease by $28.6 and $34.2 million, respectively, and cash flows from investing activities would increase by $28.6 and $34.2 million, respectively, due to the stripping costs incurred during production.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

Current Differences in Accounting Principles

a)	Stripping Costs Incurred During Production

Effective January 1, 2007, for Canadian GAAP purposes, the Corporation prospectively adopted EIC-160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under EIC 160, stripping activity at operating mines that represents a betterment is capitalized to property, plant and equipment and amortized on a unit of production basis over the related proven and probable reserves. Betterment occurs when the stripping activity increases future output of the mine by providing additional sources of mineral reserves.

Under US GAAP, Emerging Issues Task Force (“EITF”) abstract EITF 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, capitalization of such stripping costs is not permitted and requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase. Accordingly for the year ended December 31, 2008, inventory and cost of sales for US GAAP purposes would increase by $2.8 and $31.5 million, respectively, and property, plant and equipment would decrease by $21.7 million. For the year ended December 31, 2007, inventory and cost of sales for US GAAP purposes would increase by $7.0 and $26.8 million, respectively, and property, plant and equipment would decrease by $33.8 million.

b)	Issuance of Flow-through Shares and the Related Renouncement of Qualifying Expenditures

For Canadian GAAP purposes, the issuance of flow-through shares has been recorded in shareholders’ equity at gross proceeds. When the Corporation renounces deductions for qualifying expenditures to investors, the Corporation recognizes the related tax recovery as share issue costs and therefore as a reduction to the common shares proceeds. In 2005 and 2006, the Corporation issued flow through shares at a discount. In the following years, 2006 and 2007, the Corporation renounced the tax deductions for the qualifying expenditures.

For US GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares with the difference recognized as a liability provided the shares are issued at a premium.

However, because the flow-through shares were issued at a discount, under US GAAP proceeds would not be allocated to the sale of tax benefits. The reduction to common shares as share issue costs and the related tax recovery made under Canadian GAAP would be reversed. Accordingly for US GAAP purposes, common shares would increase and deferred income and mining tax recovery would decrease by $nil for the year ended December 31, 2008 (2007 - $0.9 million; 2006 - $0.6 million).

c)	Realization of Future Income Tax Benefit for Stock Compensation

For Canadian GAAP purposes, a future tax asset is recognized for the temporary difference related to share options based on the stock-based compensation recognized for financial statement purposes.  The future tax asset is recognized in the period that the stock-based compensation expense is recorded.  At each reporting period, if there is a decline in the market price of the Corporation’s common stock below the option strike price , this factor is taken into account in determining whether recoverability of the future income tax asset is considered more likely than not. At December 31, 2008 a full valuation allowance has been recorded under Canadian GAAP against the related future tax asset for options whose market price is below their share price. Under US GAAP, a decline in stock price subsequent to the issuance of a share option is not taken into account in assessing whether related future income tax assets are recoverable.

d)	Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken in a

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

Corporation’s tax returns. FIN 48 also provides guidance on de-recognition, classification, presentation and disclosure of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.

For US GAAP purposes, the Corporation adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, no adjustment was required to the liability for unrecognized tax benefits.

e)	Stock-based Compensation

US GAAP requires that stock-based compensation not be shown as a separate item in the determination of net income (loss), as allowed under Canadian GAAP, but to be included in the specific income statement categories that include the costs of the employees for which the option grant applies. For US GAAP, operating expenses would have increased by $2.2 million (2007 - $7.1 million; 2006 – $8.7 million), general and administrative expenses would have increased by $13.3 million (2007 - $9.2 million; 2006 - $5.7 million) and exploration and development expenses would have increased by $0.1 million (2007 – nil; 2006 – $0.1 million).

f)	Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS-159”), which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS-159 for US GAAP purposes for the fiscal year beginning January 1, 2008 has not had a material impact on the Corporation’s consolidated financial statements.

g)	Fair Value Measurements

In September 2006, FASB issued SFAS-157, “Fair Value Measurements” (“SFAS-157”) to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS-157 for financial instruments as required for the fiscal year beginning January 1, 2008 has not had a material impact on the Corporation’s consolidated financial statements. The Corporation will adopt SFAS-157 for US GAAP purposes for non-financial assets and non-financial liabilities on January 1, 2009, as required, which is not expected to have a material impact on the consolidated financial statements.

Future Accounting Pronouncements

a)	Business Combinations.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R). Under SFAS No. 141R, all business combinations will be accounted for under the acquisition method, and the new standard makes certain other changes to the accounting for business combinations, of which the most significant are as follows: (i) whether all or a partial interest is acquired, the acquirer will recognize the full acquisition date, with subsequent changes to the fair value recognized in earnings; and (iv) equity issued in consideration for a business combination will be measured at fair value as of the acquisition date. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Corporation will adopt SFAS-141R for US GAAP purposes for business combinations on January 1, 2009, as required and is currently evaluating the impact this statement will have on the Corporation.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

b)	Non-Controlling Interests in Consolidated Financial Statements.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” which clarifies that non-controlling interests (minority interests) are to be treated as a separate component of equity and any changes in the ownership interest (in which control is retained) are to be accounted for as capital transactions. However, a change in ownership of a consolidated subsidiary that results in a loss of control is considered a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests. SFAS No. 160 also provides additional disclosure requirements for each reporting period. SFAS No. 160 applies to fiscal years beginning on or after December 15, 2008, with early adoption prohibited. This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of non-controlling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and non-controlling interests. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

c)	Disclosures about Derivative Instruments and Hedging Activities.

In March 2008, FASB issued SFAS No. 161,“Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS No. 161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No. 161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require disclosure for earlier periods presented for comparative purposes at initial adoption. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

d)	The Hierarchy of Generally Accepted Accounting Principles.

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 was effective November 15, 2008. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

e)	Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion.

In May 2008, FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement),” which will change the accounting treatment for convertible debt securities that the issuer may settle fully or partially in cash. FSP No. APB 14-1 requires bifurcation of convertible debt instruments into a debt component that is initially recorded at fair value and an equity component that represents the difference between the initial proceeds from issuance of the instrument and the fair value allocated to the debt component. The debt component is subsequently accreted (as a component of interest expense) to par value over its expected life. FSP No. APB 14-1 is effective for fiscal years and interim periods beginning after December 15, 2008, and must be retrospectively applied to all prior periods presented, even if an instrument has matured, converted, or otherwise been extinguished as of the FSP’s effective date. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008 and 2007

(US dollars in millions, except per share amounts)

f)	Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active.

In October 2008, FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active,” which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

g)	Employers’ Disclosures about Post-retirement Benefit Plan Assets.

In December 2008, FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Post-retirement Benefit Plan Assets,” which provides enhanced guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. FSP FAS 132(R)-1 revises disclosure requirements on pension and post-retirement plan assets from those required in the original SFAS No. 132 after the FASB decided disclosures about fair value measurements for post-retirement plan assets were not within the scope of SFAS No. 157. The disclosures about plan assets required by FSP FAS 132(R)-1 are effective for fiscal years ending after December 15, 2009, with early application permitted. Upon initial application, disclosures are not required for earlier periods that are presented for comparative purposes. The Corporation does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

h)	EITF 07-05 - Whether an instrument or embedded feature is indexed to an entity’s own stock.

This new standard states that a Company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative. This standard is effective for interim and annual financial statements beginning on or after December 15, 2008. Early adoption is prohibited. The Corporation will adopt EITF 07-05 for US GAAP purposes on January 1, 2009, as required and is currently evaluating the impact this standard will have on the Corporation.

26.	Subsequent Events

In September and December 2008, the Corporation entered into agreements to purchase certain properties in Idaho and Colorado, subject to due diligence, for a total of $5.7 million. A deposit of $0.1 million was made in September 2008 related to one of these purchase agreements. Subsequent to December 31, 2008, these land purchases were finalized and closed, and the Corporation made a final payment of $5.6 million, of which $4.6 million was paid in cash and the remaining $1.0 million was paid with a promissory note. The promissory note bears interest at a fixed interest rate of 6%, and is due in equal payments over a five year period, with the first payment due in January 2010.